                                                                      EXHIBIT 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Willbros Employee Benefits Committee
Willbros USA, Inc.:


We consent to the incorporation by reference in the Registration Statement No. 333-21399 on Form S-8 of Willbros Group, Inc. of our report dated June 25, 2004, related to the statements of net assets available for plan benefits of the Willbros Employees' 401(k) Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2003 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Willbros Employees' 401(k) Investment Plan.





Houston, Texas
June 25, 2004